Exhibit 99.2

ASX/News Release

AVITA Medical Limited

Proposed redomiciliation to the United States of America -

Results of Scheme Meeting

Valencia, Calif., USA, and Melbourne, Australia, 15 June 2020: AVITA Medical Limited ACN 058 466 523 (Company) is pleased to announce that shareholders today voted in favour of the scheme of arrangement to effect a redomiciliation of the Company and its subsidiaries (Avita Group) from Australia to the United States of America (Scheme), under which AVITA Therapeutics, Inc. (Avita US), a company incorporated in the State of Delaware in the United States of America, will become the parent company of the Avita Group.

Voting results of Scheme Meeting

In accordance with ASX Listing Rule 3.13.2 and section 251AA(2) of the Corporations Act 2001 (Cth), the Company advises that the resolution to approve the Scheme (set out in the Notice of Scheme Meeting contained in Appendix F of the Scheme Booklet) was passed on a poll by the requisite majorities of shareholders.

The voting results of the Scheme Meeting are attached to this announcement.

Next steps and key dates

The Scheme will not be effective unless and until:

•	approval of the Federal Court of Australia (Court) is obtained at the second Court hearing in connection with the Scheme (Second Court Hearing); and

•	the Court orders have been lodged with the Australian Securities and Investments Commission (ASIC).

The Second Court Hearing is scheduled to be held at 9.30am (AEST) on Monday, 22 June 2020. If the Court approves the Scheme, the Company expects to lodge the Court orders with ASIC on Tuesday, 23 June 2020.

The expected timetable for implementation of the Scheme is set out below:

Event	Indicative Date

Second Court Hearing	22 June 2020

Effective Date for the Scheme Last day of trading of the Company’s shares on the ASX	23 June 2020

Listing of Avita US on the ASX Trading of Avita US Chess Depositary Interests (CDIs) commences on the ASX on a deferred settlement basis	24 June 2020

Record Date (for determining the entitlements of shareholders of the Company to Avita US shares or Avita US CDIs)	7.00pm (AEST) on 25 June 2020

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330  Collins Street, Melbourne Victoria 3000

Last day of trading of the Company’s American Depositary Shares (ADSs) on NASDAQ Last day of trading of Avita US CDIs on the ASX on a deferred settlement basis	29 June 2020

Implementation Date The shares of the Company are transferred to Avita US and Avita US shares or Avita US CDIs are issued to eligible shareholders of the Company	29 June 2020

Listing of Avita US on NASDAQ Trading of Avita US shares commences on NASDAQ	Promptly following the Implementation Date

Trading of Avita US CDIs commences on the ASX on a normal basis	30 June 2020

The above dates are indicative only and are subject to change. The Scheme remains subject to satisfaction or, where applicable, waiver of the conditions precedent to the Scheme (as set out in the Scheme Implementation Agreement).

Any changes to the above dates will be announced to the ASX and NASDAQ and via news release, and will also be notified on the Company’s website (www.avitamedical.com).

Authorised for release by the Chief Financial Officer of AVITA Medical Limited.

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ABOUT AVITA MEDICAL LIMITED

AVITA Medical is a regenerative medicine company with a technology platform positioned to address unmet medical needs in burns, chronic wounds, and aesthetics indications. AVITA Medical’s patented and proprietary collection and application technology provides innovative treatment solutions derived from the regenerative properties of a patient’s own skin. The medical devices work by preparing a RES® REGENERATIVE EPIDERMAL SUSPENSION, an autologous suspension comprised of the patient’s skin cells necessary to regenerate natural healthy epidermis. This autologous suspension is then sprayed onto the areas of the patient requiring treatment.

AVITA Medical’s first U.S. product, the RECELL® System, was approved by the U.S. Food and Drug Administration (FDA) in September 2018. The RECELL System is indicated for use in the treatment of acute thermal burns in patients 18 years and older. The RECELL System is used to prepare Spray-On Skin™ Cells using a small amount of a patient’s own skin, providing a new way to treat severe burns, while significantly reducing the amount of donor skin required. The RECELL System is designed to be used at the point of care alone or in combination with autografts depending on the depth of the burn injury. Compelling data from randomized, controlled clinical trials conducted at major U.S. burn centers and real-world use in more than 8,000 patients globally, reinforce that the RECELL System is a significant advancement over the current standard of care for burn patients and offers benefits in clinical outcomes and cost savings. Healthcare professionals should read the

INSTRUCTIONS FOR USE—RECELL® Autologous Cell Harvesting Device (https://recellsystem.com/) for a full description of indications for use and important safety information including contraindications, warnings and precautions.

In international markets, our products are marketed under the RECELL System brand to promote skin healing in a wide range of applications including burns, chronic wounds and aesthetics. The RECELL System is TGA-registered in Australia and received CE-mark approval in Europe.

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

To learn more, visit www.avitamedical.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This announcement includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “intend,” “could,” “may,” “will,” “believe,” “estimate,” “look forward,” “forecast,” “goal,” “target,” “project,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning and the use of future dates. Forward-looking statements in this announcement include, but are not limited to, statements concerning, among other things, our ongoing clinical trials and product development activities, regulatory approval of our products, the potential for future growth in our business, and our ability to achieve our key strategic, operational and financial goal. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Each forward- looking statement contained in this announcement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the timing of regulatory approvals of our products; physician acceptance, endorsement, and use of our products; failure to achieve the anticipated benefits from approval of our products; the effect of regulatory actions; product liability claims; risks associated with international operations and expansion; and other business effects, including the effects of industry, economic or political conditions outside of the company’s control. Investors should not place considerable reliance on the forward-looking statements contained in this announcement. Investors are encouraged to read our publicly available filings for a discussion of these and other risks and uncertainties. The forward-looking statements in this announcement speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

FOR FURTHER INFORMATION:

U.S. Media

Sam Brown, Inc.

Christy Curran

Phone +1 615 414 8668

christycurran@sambrown.com

O.U.S Media

Monsoon Communications

Rudi Michelson

Phone +61 (0)3 9620 3333

Mobile +61 (0)411 402 737

rudim@monsoon.com.au

Investors:

Westwicke Partners

Caroline Corner

Phone +1 415 202 5678

caroline.corner@westwicke.com

AVITA Medical Ltd

David McIntyre

Chief Financial Officer

Phone +1 661 367 9178

dmcintyre@avitamedical.com

PR20200614

Avita Medical Limited c/o Mertons Corporate Services Pty Ltd Level 7, 330 Collins Street, Melbourne Victoria 3000

AVITA Medical Limited

Scheme Meeting

15 June 2020

Voting Results

The following information is provided in accordance with section 251AA of the Corporations Act 2001 (Cth).

Resolution details	Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll			Resolution result
Resolution	For	Against	Proxy’s discretion	Abstain	For	Against	Abstain*	Carried /not carried

That pursuant to and in accordance with section 411 of the Corporations Act 2001 (Cth), the scheme of arrangement proposed between the Company and the holders of its ordinary shares, the terms of which are described in the Scheme Booklet, of which the notice convening this meeting forms part, is approved, and the Board is authorised to agree to such alterations or conditions as are thought fit by the Court and, subject to approval of the Scheme by the Court, to implement the Scheme with any such alterations or conditions.

	916,721,976 97.19%	20,950,290 2.22%	5,588,418 0.59%	3,786,450 N/A	926,498,581 97.75%	21,357,290 2.25%	3,876,450 N/A	Carried
Number of shareholders voting on the poll
					For	Against	Abstain*
					1,345 89.73%	154 10.27%	50 N/A

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.